Calculator New Pubco, Inc.

4221 W. Boy Scout Blvd., Suite 300

Tampa, FL 33607

October 5, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Robert Arzonetti
Susan Block

Re:	Calculator New Pubco, Inc. Registration Statement on Form S-4 File No. 333-271665

Ladies and Gentlemen:

Calculator New Pubco, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 9:00 a.m. Eastern Time on October 10, 2023, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Jason Simon of Greenberg Traurig, LLP, at (703) 749-1386 to orally confirm that event or if you have any questions or require additional information regarding this matter.

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Very truly yours,

Calculator New Pubco, Inc.

By:	/s/ Robert McBey
Name:	Robert McBey
Title:	Chief Executive Officer

cc:    Jason Simon

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